Exhibit 99.1

Nano Dimension Initiates an Active Share Repurchase Process

Waltham, Mass., Feb. 15, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today it is putting into action its previously announced share repurchase plan (the “Repurchase Plan”), allowing the Company to invest up to $100 million to repurchase its American Depository Shares (the “ADS”).

The Repurchase Plan authorizes the Company’s management to repurchase ADSs, from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Israeli law.

The Company may repurchase all or a portion of the authorized repurchase amount The Repurchase Plan does not obligate the Company to repurchase any specific number of the ADSs and may be suspended or terminated at any time at management’s discretion.

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, commented, “As we have informed our shareholders before, our board of directors has been considering, since last summer, the launching of the active buy-back process based on expected strategic development, including upcoming merger and acquisition events and the share price status as we expect certain business event to evolve.  As a high-tech growth company, buyers of our shares at the current price, as it trades below its cash value, imitate an investment in a “value company.” In practical terms it means that Nano Dimension’s share price represents a potential valuation upside of a high growth business but with inherent immediate value by buying cash at a discount, more like an investment profile in a value-based companies (where companies’ net asset value per share is above the traded price). Hence, we now proceed as we have previously promised to our shareholders.  While we continue with hitherto announced efforts to search and execute large synergistic M&A transactions, for which we have the right financing sources, we can reduce the number of our outstanding shares by a careful buy-back program, for the benefit of all of us, the shareholders.”

Mr. Stern concluded, “On a related matter, we are encouraged by the implementation of our vision on a quarterly basis and believe strongly in the Company’s value expansion in the near future.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the Repurchase Plan, that Nano Dimension’s share price represents a potential valuation upside of high growth business, continuation of the hitherto announced efforts to search and execute large synergistic M&A transactions, or when it discusses the Company’s value expansion in the near future . Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com